UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13(d)-2(a)

DSL.net, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

262506 10 8

(CUSIP Number)

Rodi Guidero	Ellen B. Corenswet
VantagePoint Venture Partners	Covington & Burling
1001 Bayhill Drive, Suite 300	1330 Avenue of the Americas, 2nd Floor
San Bruno, California 94006	New York, NY 10019
(650) 866-3100	(212) 841-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners III(Q), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 29,562,531

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 29,562,531

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,562,531

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 12.65%

14.	Type of Reporting Person (See Instructions)* PN

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,880,431

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,880,431

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,880,431

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 1.66%

14.	Type of Reporting Person (See Instructions)* PN

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Communications Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,923,262

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,923,262

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,923,262

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 4.68%

14.	Type of Reporting Person (See Instructions)* PN

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Partners 1996, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,561,178

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,561,178

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,561,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 4.52%

14.	Type of Reporting Person (See Instructions)* PN

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Associates, L.L.C. (formerly filed as VantagePoint Associates, L.L.C.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,780,504 (*)(**)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,780,504 (*)(**)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,780,504 (*)(**)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 4.61%

14.	Type of Reporting Person (See Instructions)* OO

*                                         Includes (a) 219,326 shares of Common Stock owned directly by the Reporting Person, and (b) 10,561,178 shares of Common Stock through VantagePoint Venture Partners 1996, L.P. as described in this Schedule 13D/A.

**                                  Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Communications Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,923,262 (*)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,923,262 (*)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,923,262 (*)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 4.68%

14.	Type of Reporting Person (See Instructions)* OO

*              Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VantagePoint Venture Associates III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,442,962 (*)(**)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,442,962 (*)(**)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,442,962 (*)(**)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 14.32%

14.	Type of Reporting Person (See Instructions)* OO

*                                         Includes (a) 29,562,531 shares of Common Stock through VantagePoint Venture Partners III (Q) L.P. and (b) 3,880,431 shares of Common Stock through VantagePoint Venture Partners III, L.P., as provided in this Schedule 13D/A.

**                                  Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James D. Marver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 776,952

	8.	Shared Voting Power 55,146,728 (*)(**)

	9.	Sole Dispositive Power 776,952

	10.	Shared Dispositive Power 55,146,728 (*)(**)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,923,679 (*)(**)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 23.93%

14.	Type of Reporting Person (See Instructions)* IN

*                                         Includes (a)10,561,178 shares of Common Stock through VantagePoint Venture Partners 1996, L.P., (b) 10,923,262 shares of Common Stock through VantagePoint Communications Partners, L.P., (c) 29,562,531 shares of Common Stock through VantagePoint Venture Partners III (Q), L.P., (d) 3,880,431 shares of Common Stock through VantagePoint Venture Partners III, L.P., and (e) 219,326 shares of Common Stock through VantagePoint Venture Associates, L.L.C.

****                    Except for 776,952 shares of Common Stock held by the Reporting Person, pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 262506 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan E. Salzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 616,239

	8.	Shared Voting Power 55,146,727 (*)(**)

	9.	Sole Dispositive Power 616,239

	10.	Shared Dispositive Power 55,146,727 (*)(**)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,762,966 (*)(**)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11) 23.87%

14.	Type of Reporting Person (See Instructions)* IN

*                                         Includes (a)10,561,178 shares of Common Stock through VantagePoint Venture Partners 1996, L.P., (b) 10,923,262 shares of Common Stock through VantagePoint Communications Partners, L.P., (c) 29,562,531 shares of Common Stock through VantagePoint Venture Partners III (Q), L.P., (d) 3,880,431 shares of Common Stock through VantagePoint Venture Partners III, L.P., and (e) 219,326 shares of Common Stock through VantagePoint Venture Associates, L.L.C.

***                           Except for 616,239 shares of Common Stock held by the Reporting Person, pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.	Security and Issuer

This Amendment No. 6 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on November 21, 2001 (as amended pursuant to Amendments Nos. 1 through 5, the “Schedule 13D”) and relates to common stock, par value $0.0005 per share (the “Common Stock”), of DSL.net, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.  Unless otherwise defined herein, all capitalized terms used in this Amendment and not otherwise defined shall have the the meanings given to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) and (b).
(i) The information in Items 1 and 7 on pages 11 through 13 of this Amendment is incorporated by reference.
(ii) Each of the Reporting Persons, other than the VantagePoint LPs, expressly disclaims beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons.

(c)           Pursuant to the terms of an Implementation Agreement, dated as of November 2, 2005, by and among the Company, each Reporting Person and certain other investors in the Company (the “Implementation Agreement”), each Reporting Person agreed to surrender all Notes (as defined in the Implementation Agreement), all warrants to purchase Common Stock and all shares of Series Z Preferred Stock held by the Reporting Persons, for cancellation upon receipt of an aggregate of $1,500,000 (the “Divestiture Payment”) from the Company.  The Divestiture Payment was received by the relevant Reporting Persons, and such securities were cancelled, on November 3, 2005.

(d) and (e). Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the transfer or voting of any of the securities of the Company.  All such agreements were terminated pursuant to the Implementation Agreement.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

A.                                   Agreement of Joint Filing, dated as of November 21, 2001.*

B.                                     Series X Preferred Stock Purchase Agreement, dated November 14, 2001, by and among DSL.net, Inc. and the investors listed on Schedule A thereto.*

C.                                     Reimbursement Agreement, dated as of December 27, 2002, by and among DSL.net, Inc., the guarantors identified on the signature pages thereto and VantagePoint Venture Partners III(Q), L.P. **

D.                                    Form of Warrant issued by DSL.net, Inc. pursuant to the terms of the Reimbursement Agreement. **

E.                                      Guaranty, dated as of December 27, 2002, by VantagePoint Venture Partners III(Q), L.P. in favor of Fleet National Bank. **

F.                                      Security Agreement, dated as of December 27, 2002, by and among the Company, certain of its subsidiaries and VantagePoint Venture Partners III(Q), L.P., as administrative agent for itself and the other Guarantors which are or may become parties to the Reimbursement Agreement. **

G.                                     Subsidiary Guaranty, dated as of December 27, 2002, by certain subsidiaries of the Company in favor of VantagePoint Venture Partners III(Q), L.P., as administrative agent for itself and the other Guarantors which are or may become parties to the Reimbursement Agreement. **

H.                                    Note and Warrant Purchase Agreement dated as of July 18, 2003, by and among DSL.net and the investors named therein.***

I.                                         Form of Warrant to Purchase Shares of Common Stock.***

J.                                        Voting Agreement dated as of July 18, 2003, by and between DSL.net, the stockholders named therein and the investors named therein.***

K.                                    Amended and Restated Stockholders Agreement dated as of July 18, 2003, by and among DSL.net, the stockholders named therein and the investors named therein.***

L.                                      Second Amended and Restated Stockholders Agreement dated as of July 22, 2004, by and among DSL.net, the stockholders named therein and the investors named therein.****

M.                                 Warrant to Purchase Shares of Common Stock.*****

*	Previously filed as Exhibit to Schedule 13D filed with the SEC on November 26, 2001.
***	Previously filed as Exhibit to Amendment No. 2 to Schedule 13D filed with the SEC on January 13, 2003.
***	Previously filed as Exhibit to Form 8-K filed by the Company with the SEC on August 4, 2003 and incorporated by reference in this Amendment.
****	Previously filed as Exhibit to Form 8-A by the Company with the SEC on August 3, 2004 and incorporated by reference in this Amendment.
*****	Previously filed as Exhibit to Form S-3 Registration Statement filed by the Company with the SEC on November 5, 2004 and incorporated by reference in this Amendment.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2006

VantagePoint Venture Partners III(Q), L.P.

By: VantagePoint Venture Associates III, L.L.C.
its general partner

	By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Partners III, L.P.

By: VantagePoint Venture Associates III, L.L.C.
its general partner

	By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Communications Partners, L.P.

	By:	VantagePoint Communications Associates, L.L.C.
Its general partner

	By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Partners 1996, L.P.

	By:	VantagePoint Associates, L.L.C.
Its general partner

	By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Venture Associates III, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Communications Associates, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

VantagePoint Associates III, L.L.C.

By:	/s/ James D. Marver
James D. Marver,
Managing Member

/s/ James D. Marver
James D. Marver

/s/ Alan E. Salzman
Alan E. Salzman